UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                         COMMISSION FILE NUMBER-0-21931
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
|_| FORM 10-K AND FORM 10-KSB   |_| FORM  20-F    |_| FORM  11-K  |X| FORM 10-Q
AND FORM  10-QSB  |_| FORM  N-SAR

                         FOR PERIOD ENDED MARCH 31, 2006

            __    TRANSITION REPORT ON FORM 10-K AND FORM 10-KSB
            __    TRANSITION REPORT ON FORM 20-F
            __    TRANSITION REPORT ON FORM 11-K
            __    TRANSITION REPORT ON FORM 10-Q AND FORM 10-QSB
            __    TRANSITION REPORT ON FORM N-SAR FOR THE TRANSITION PERIOD
                  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:
--------------------------------------------------------------------------------


PART  I--REGISTRANT  INFORMATION

Full  Name  of  Registrant:            WI-TRON, INC.
                             ------------------------------

Former  Name  of  Registrant:  AMPLIDYNE, INC.
                             ------------------------------

Address  of  Principal  Executive  Office  (Street  and  Number):

59 LaGrange Street, Raritan, New Jersey 08869
--------------------------------------------------------------------------------

                        PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III--NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 10-KSB,
20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF
NEEDED)

      The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB by May 15, 2006, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Tarlochan Bains         (908)              253-6870
     ------------------      --------        -----------------
     (NAME) (AREA CODE) (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      In approximate dollar amounts, the loss is expected to increase by $153,000 to $315,000 for the quarter ended March 31, 2006 compared to the loss for the same quarter of 2005 (as amended) of approximately $162,000. In approximate dollar amounts, the increase in the loss is comprised of a decline in gross margin of $65,000 (as a result of a $100,000 decline in quarterly sales), a reduction in research and development expenses of $13,000, and increased general and administrative expenses of $101,000.

                                  WI-TRON, INC.
                     ---------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized


Dated:  May 16, 2006                WI-TRON, INC.


                                 By: /s/ John C. Lee
                                     ----------------------------------------
                                     John C. Lee, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission,
Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.